

KAWS (b. 1974)



After reviewing nearly 100 other works, we acquired the Painting because examples from the popular "KURFS" series rarely come to market (only 4 have ever been put up for auction), and when they do have sold for as much as $2.6 million.

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Initial Offering Price

$2,109,000

Similar Sales



$2.5m
$2.0m
$1.5m
$1.0m
$0.5m
13
15
17
19
21

Price Appreciation of Similar Works[2]

35.3%

Sharpe Ratio

KAWS	All Art	S&P 500
1.23	0.48	0.55

Investment Overview

Offering Circular		sec.gov/edgar
2021 Auction Sales	moderate	$26,868,303
Repeat Sales		view

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WHY WE LIKE THIS PAINTING


MASTERWORKS
01:49

- Brian Donnelly, also known as KAWS, has become a global phenomenon for his appropriation of pop culture iconography.
- The Painting is a characteristic, medium-scale example that exemplifies KAWS' ongoing engagement with the legacy of animation and Pop culture, and specifically belongs to the artist's series of "KURF" images inspired by the popular Belgian comic.
- Paintings of "KURF" characters similar to the Painting were included in the artist's 2021 survey exhibition "KAWS: WHAT PARTY," which was organized by the Brooklyn Museum in New York.
- As of September 8, 2022, paintings featuring "KURF" characters account for two of KAWS' top ten auction records and have achieved prices in excess of $2.5 million, including: *KURFS (TANGLE)* (2009), which sold for $2,655,000 in May 2019, and *KURF (HOT DOG)* (2008), which sold for $2,660,000 in May 2019. These sales represent the artist's eighth and ninth top auction records, respectively.
- The top auction record for KAWS is held by *The Kaws Album* (2005), which sold for $14,772,676 in April 2019.
- Our acquisitions team has reviewed almost 100 examples of work by KAWS from around the world, some of which are priced in excess of $2 million. Of these 100 works, this is the sixth one we have selected to be offered on the Masterworks platform.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$26,868,303	1,083

KAWS

b. 1974, UNITED STATES



$2,109,000

INITIAL OFFERING

35.3%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on canvas | 50 × 60 in. (127 × 152 cm.)

Brian Donnelly, also known as KAWS, has become a global phenomenon for his appropriation of pop culture iconography.

The Painting is a characteristic, medium-scale example that exemplifies KAWS' ongoing engagement with the legacy of animation and Pop culture. Executed in 2008, the Painting belongs to the artist's series of "KURF" images, which take inspiration from "The Smurfs," a Belgian comic series first introduced in 1958. KAWS appropriates the humorous woodland characters and reimagines them through his distinct visual lexicon. The Painting depicts three "KURF" figures playfully interacting against a neutral background. The artist has replaced the characters' oversized eyes with his trademark 'X' symbols, which introduces a psychologically ambivalent element to the traditionally cheerful characters. With its simplified, detailed, crisp lines and saturated colors, the Painting appears precise and evenly rendered, as if lifted directly from a television screen or comic strip. By removing all discernable trace of the artist's hand, KAWS dissolves the traditional distinction between fine art and mass media, thus creating a universal and accessible work reminiscent of influential Pop artists like Andy Warhol and Roy Lichtenstein. Paintings of "KURF" characters similar to the Painting were included in the artist's 2021 survey exhibition "KAWS: WHAT PARTY," which was organized by the Brooklyn Museum in New York. As of September 9, 2022, paintings featuring "KURF" characters account for two of KAWS' top ten auction records and have achieved prices in excess of $2.5 million, including: "KURFS (TANGLE)" (2009), which sold for $2,655,000 at Christie's, New York, on May 15, 2019, and "KURF (HOT DOG)" (2008), which sold for $2,660,000 at Sotheby's, New York, on May 16, 2019. These sales represent the artist's eighth and ninth top auction records, respectively. The Painting's subject, period, and execution make it a commercial and desirable work by KAWS.

KAWS follows a tradition inherited from the first generation of New York street artists, whose inimitable style helped them transition from street art to auction mainstays and household names, including Jean-Michel Basquiat and Keith Haring. In the last three years, the art market has caught up with popular culture and the demand for KAWS' work has grown on a global scale. From 2008 to 2019, the artist was represented by Perrotin gallery, who mounted nine solo exhibitions across their international locations, and he is currently represented by Skarstedt gallery. The artist has also been the subject of several international exhibitions, including "OriginalFake," which took place in 2003 at the BAPE Gallery in Tokyo, "KAWS: DOWN TIME" at the High Museum of Art in Atlanta, GA and the 2020 collaboration with Acute Art titled "EXPANDED HOLIDAY," a two week long exhibition of virtual reality artworks which took place simultaneously in twelve major cities across the world. A retrospective of the artist's work was mounted at the National Gallery of Victoria in Melbourne, Australia in 2019 through 2020. In 2021, the Brooklyn Museum opened "KAWS: WHAT PARTY," a comprehensive survey show, featuring over 100 works and several new pieces. From January through February 2022, the Serpentine North Gallery in London mounted an exhibition of the artist's work, titled "KAWS: NEW FICTION," which marked KAWS' first major solo show in London. As of September 9, 2022, the top auction records for KAWS are led by "The Kaws Album" (2005), which sold for HKD 115,966,000 ($14,772,676) at Sotheby's, Hong Kong on April 1, 2019, followed by "Untitled (Kimpsons)" (2004), which sold for HKD 49,000,000 ($7,378,854) at Sotheby's, Hong Kong on October 6, 2019, and "The Walk Home" (2012), which sold for $5,955,000 at Phillips, New York on May 16, 2019.

AS OF SEPTEMBER 9, 2022, THE TOP AUCTION RECORDS FOR KAWS ARE LED BY *THE KAWS ALBUM* (2005), WHICH SOLD FOR $14,772,676 AT SOTHEBY'S HONG KONG ON APRIL 1, 2019, FOLLOWED BY *UNTITLED (KIMPSONS)* (2004), WHICH SOLD FOR $7,378,854 AT SOTHEBY'S HONG KONG ON OCTOBER 6, 2019, AND *THE WALK HOME* (2012), WHICH SOLD FOR $5,955,000 AT PHILLIPS NEW YORK ON MAY 16, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$3.0M
$2.3M
$1.5M
$0.8M
2013
2014
2015
2016
2017
2018
2019
2020
2021

Brooklyn-based artist Brian Donnelly, better known by the pseudonym KAWS, was born in 1974 in Jersey City, New Jersey. In elementary school, he became interested in graffiti and took to copying imagery on paper, soon adopting the name 'KAWS' as his moniker. In the early 1990s, Donnelly moved to New York City and developed his now iconic Graffiti style. Around this time, KAWS began to modify stolen advertisements on the city's phone booths and bus shelters, replacing the faces of fashion models with his signature characters. This takeover of the city's advertising infrastructure brought him fame beyond the countercultural world of graffiti. KAWS received a BFA from the School of Visual Arts (SVA), and after his graduation in 1996, began to work as a freelance artist for Disney, where he created animated background imagery for film and television. In 1999, the artist's first solo exhibition was held at Colette in Paris. One of the early iterations of Donnelly's recurring characters is the Companion, an altered version of the Mickey Mouse character, which was first produced in 1999 as a limited edition toy made in collaboration with Japanese streetwear brand Bounty Hunter.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by KAWS with the following criteria: paintings on canvas created between 2008 and 2011, that measure between 30 inches by 30 inches to 100 inches by 100 inches, that to the best of our ability to determine, feature depictions of KURF and KAWSBob subjects with fully visible faces. Excluded from the set were works on shaped canvas and tondos and monochromatic examples. The set of similar works includes two paintings currently held in the Masterworks portfolio, including a painting acquired by Masterworks 102, LLC, an affiliate of the Company, at Phillips, New York, 20th Century & Contemporary Art Evening Sale, held on November 17, 2021 for $1,542,500 and a painting acquired by Masterworks 008, LLC, an affiliate of the Company, at Phillips, London, 20th Century & Contemporary Art Evening Sale, held on February 13, 2020, for $1,194,832 (£915,000). The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 35.3% CAGR implied from selected sales occurring from November 14, 2013 to November 17, 2021.

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